

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2008

<u>Via U.S. Mail and Facsimile</u>

Bruce D. Jackson
President, Chief Executive Officer
c/o Brian J. McDonald
5781 Cranley Drive
West Vancouver, B.C. V7W 1T1

> **Re:** **Osprey Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2, as**
> **amended on Form S-1**
> **Filed April 14, 2008**
> **File No. 333-148625**

Dear Mr. Jackson:

    We have reviewed your amended filing and your response letter dated April 10, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you are conducting an offering under Rule 415. Please check the box on the cover page of the registration statement, or advise us as to how this is not a Rule 415 offering.

2. We note your response to comment seven. We further note that while you provide a detailed response to this comment, you do not include corresponding disclosure in the registration statement. Please revise your disclosure to comply with this comment.

3. In your response to comment seven, you reference disclosure regarding directors' ability to purchase shares in order to reach the minimum subscription amount. Please revise to disclose in the summary section of the prospectus that officers and directors are permitted to purchase shares in the offering to achieve the minimum subscription amount. Your disclosure should also specify whether there are any limits on the number of shares that officers and directors may purchase. We may have further comment.

4. We note your response to comment eleven. The exhibit filed does not contain the revised language referenced in your response. Please file the amended subscription agreement with your next amendment.

5. Please revise your exhibit table to list the escrow agreement as an exhibit.

6. Please provide updated financial statements in the amended filing. See Rule 3-12 of Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

         Sincerely,

         H. Roger Schwall
         Assistant Director

cc: Brian J. McDonald (604-608-3854)
   Mellissa Campbell Duru
   Sean Donahue